# CANADIAN ZINC CORPORATION



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy -  Annual General Meeting to be held on June 13, 2007

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 10:00 am, Pacific Time, on June 11, 2007.**

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## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



**To Vote Using the Telephone**

• Call the number listed BELOW from a touch tone telephone.

**1- 866- 732- VOTE (8683) Toll Free**



**To Vote Using the Internet**

• Go to the following web site:
www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER**            **HOLDER  ACCOUNT NUMBER**          **ACCESS NUMBER**




## Appointment of Proxyholder

The undersigned registered shareholder ("Registered Shareholder") of Canadian Zinc Corporation (the "Company") hereby appoints: John F. Kearney, a Director of the Company, or failing this person, Allan B. Taylor, a Director of the Company,

**OR**

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Canadian Zinc Corporation to be held at 30th Floor, 650 West Georgia Street, Vancouver, British Columbia on Wednesday, June 13, 2007, at the hour of 10:00 a.m., Vancouver time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

|  | For | Against |
|---|---|---|
| **1. Determine the Number of Directors**<br>To determine the number of Directors at six (6). | ☐ | ☐ |

### 2. Election of Directors

|  | For | Withhold |  | For | Withhold |  | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Robert Gayton | ☐ | ☐ | 02. John F. Kearney | ☐ | ☐ | 03. John MacPherson | ☐ | ☐ |
| 04. David Nickerson | ☐ | ☐ | 05. Alan C. Savage | ☐ | ☐ | 06. Alan B. Taylor | ☐ | ☐ |

|  | For | Withhold |
|---|---|---|
| **3. Appointment of Auditors**<br>To appoint Ernst & Young LLP as auditors of the Company for the ensuing year. | ☐ | ☐ |

|  | For | Against |
|---|---|---|
| **4. Fix Auditors' Remuneration**<br>To authorize the directors to fix the remuneration to be paid to the auditors. | ☐ | ☐ |

|  | For | Against |
|---|---|---|
| **5. Stock Option Plan**<br>To re-approve the Company's stock option plan pursuant to which the aggregate number of common shares of the Company which may be issued to directors, officers, employees and consultants of the Company and its subsidiaries may not exceed 10% of the issued and outstanding common shares at the time of the grant | ☐ | ☐ |

|  | For | Against |
|---|---|---|
| **6. Transact Other Business**<br>To transact such further or other business as may properly come before the Meeting and any adjournments thereof. | ☐ | ☐ |

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## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

**Signature(s)**

**Date**

MM / DD / YY

### Interim Financial Statements

Mark this box if you would like to receive the Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

☐

### Annual Financial Statments

Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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